FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: the month of October 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]    Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes  [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

        “Dan MacInnis”

DAN MACINNIS

President & Director

FORM 6K - November 1, 2005

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: September 15, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated October 3, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announces that Contact Financial Ltd. of Vancouver, BC has been engaged to provide the company with investor relations services.

Item 5.

Full Description of Material Change

See the news release dated October 3, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2)
OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 12th day of October, 2005.

MAG Silver Corp.

"R. Michael Jones"

R. Michael Jones, Director

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

For Immediate Release

October 3, 2005

MAG SILVER CORP. ENGAGES INVESTOR RELATIONS FIRM

Vancouver, B.C. .....MAG Silver Corp. (TSXV: MAG) announces that Contact Financial Ltd. of Vancouver, BC has been engaged to provide the company with investor relations services. Contact will initiate and maintain contact with the financial community, shareholders and investors. In addition, Contact will assist MAG Silver management in strategizing, formulating and implementing its communications programs.

Contact has been engaged under a services agreement having an initial term of three months and will be paid cash consulting fees of $6,000 per month plus GST, and will be reimbursed for expenses that have been pre-approved by the company.

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President & Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: October 18, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated October 18, 2005

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announced today the formal signing of their joint venture agreement with Industrias Penoles, effective July 1, 2005, covering MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico.

Item 5.

Full Description of Material Change

See the news release dated October 18, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2)
OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 25th day of October, 2005.

MAG Silver Corp.

"R. Michael Jones"

R. Michael Jones, Director

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

For Immediate Release

October 18, 2005

JUANICIPIO PROJECT UPDATE

Vancouver, B.C. .....MAG Silver Corp. (TSXV:MAG) and  Industrias Penoles announced today the formal signing of their joint venture agreement, effective July 1, 2005, covering MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico. Penoles has completed drilling of two holes on the property of a planned 8,000 metre drill program. This program is targeted for completion by the end of the year and a second drill rig has been moved onto the site with two more drill holes currently underway.

'The program at Juanicipio is now in full swing with two Penoles drill rigs operating and focused on defining the extent and potential of the high grade intercept of Fresnillo style mineralization in MAG's drill hole JC03-01 (2.0m of 630 g/t silver and 10.8 g/t gold - core recovery 30%). We are pleased to see Penoles moving aggressively ahead with the drill program" said MAG Silver President, Dan MacInnis.

Industrias Penoles is the largest silver producer in the world and owns and operates the world's largest silver Mine at Fresnillo. The Juanicipio Joint Venture property is located adjacent to the Fresnillo Mine and boarders Penoles newest gold silver discovery at El Saucito. The El Saucito vein runs for more than 1.4 kilometres, averages 2 metres in width and hosts 11 g/t Au equivalent. Drilling at this discovery continues to extend the deposit in an east west direction.

The principal features of the agreement are:

1.

Penoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

2.

During the first year, Penoles shall incur an obligatory work commitment expenditure of US$750,000. Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

    3.

A flexible and staged exploration program is included in the contract.  Exploration work will be    supervised by a technical committee comprised of 3 representatives from Penoles and 2 from MAG Silver. Penoles and MAG Silver are obliged to share their information in the district. Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

4.    Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

5.

Penoles will subscribe for US$500,000 in MAG shares, at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.

About Penoles: Industrias Penoles, S.A. de C.V. and its subsidiaries make up one of Mexico's largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Penoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Penoles' productive operations are currently located in Mexico, where it operates the world's richest silver mine (Fresnillo), the world's fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Penoles the world's largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp.: MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President & CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.